                                                                    Exhibit 23.1


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Administrative Committee
J. Gordon Gaines, Inc. Retirement Savings Plan


We consent to incorporation by reference in the registration statement on Form S-8 of J. Gordon Gaines, Inc. Retirement Savings Plan of our report dated June 21, 1996, relating to the statements of net assets available for plan benefits of J. Gordon Gaines, Inc. Retirement Savings Plan as of
December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits and related schedules for the years ended
December 31, 1995 and 1994 and for the period from November 15, 1993 (inception) to December 31, 1993, which report appears in the December 31, 1995 Annual Report on Form 11-K of J. Gordon Gaines, Inc. Retirement Savings Plan.


                                        KPMG Peat Marwick LLP


Birmingham, Alabama
June 21, 1996